

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2024

Wenxi He
Chief Financial Officer
Metal Sky Star Acquisition Corporation
132 West 31st Street, 9th Floor
New York, NY 10001

  Re: Metal Sky Star Acquisition Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2022
    Response dated July 26, 2024
    File No. 001-41344

Dear Wenxi He:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction